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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                 LanOptics, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.         M6706C103

---------------------------------------------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1
         Apax Israel II, L.P.
-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
4
         Delaware
---------------------- ----- ----------------------------------------------------------------------------------------
      NUMBER OF
       SHARES          5     SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY               1,010,564
        EACH           ----- ----------------------------------------------------------------------------------------
      REPORTING
       PERSON          6     SHARED VOTING POWER
        WITH
                       ----- ----------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER
                       7
                             1,010,564
                       ----- ----------------------------------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

---------------------- ----- ----------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         1,010,564
-------- ------------------------------------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
         N/A
-------- ------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         11.94%
-------- ------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         PN

-------- ------------------------------------------------------------------------------------------------------------


                               Page 2 of 11 pages


CUSIP NO.         M6706C103

---------------------------------------------------------------------------------------------------------------------

         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Apax Israel II (Israel), L.P.
-------- ------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
---------------------- ----- ----------------------------------------------------------------------------------------
      NUMBER OF
       SHARES                 SOLE VOTING POWER
    BENEFICIALLY        5
      OWNED BY
        EACH                  138,222
      REPORTING         ----- ----------------------------------------------------------------------------------------
       PERSON
         WITH                 SHARED VOTING POWER
                        6
                              0
                        ----- ----------------------------------------------------------------------------------------

                              SOLE DISPOSITIVE POWER
                        7
                              138,222
                        ----- ----------------------------------------------------------------------------------------

                              SHARED DISPOSITIVE POWER
                        8

                              0
---------------------- ----- ----------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         138,222
-------- ------------------------------------------------------------------------------------------------------------

         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
10
         N/A
-------- ------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         1.63%
-------- ------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
-------- ------------------------------------------------------------------------------------------------------------


                               Page 3 of 11 pages


CUSIP NO.         M6706C103

---------------------------------------------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         APAX ISRAEL II ENTREPRENEUR'S CLUB, L.P.
-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF
       SHARES          5     SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY               2,621
        EACH           ----- ----------------------------------------------------------------------------------------
      REPORTING
       PERSON          6     SHARED VOTING POWER
        WITH
                       ----- ----------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER
                       7
                             2,621
                       ----- ----------------------------------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

---------------------- ----- ----------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         2,621
-------- ------------------------------------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
         N/A
-------- ------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         0.03%
-------- ------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         PN

-------- ------------------------------------------------------------------------------------------------------------


                               Page 4 of 11 pages


CUSIP NO.         M6706C103

---------------------------------------------------------------------------------------------------------------------

         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Apax Israel II Entrepreneur's Club (Israel), L.P.
-------- ------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
----------------------- ---- ----------------------------------------------------------------------------------------
      NUMBER OF
        SHARES               SOLE VOTING POWER
     BENEFICIALLY       5
       OWNED BY
         EACH                2,101
      REPORTING         ---- ----------------------------------------------------------------------------------------
        PERSON
         WITH                SHARED VOTING POWER
                        6
                             0
                        ---- ----------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER
                        7
                             2,101
                        ---- ----------------------------------------------------------------------------------------

                             SHARED DISPOSITIVE POWER
                        8

                             0
----------------------- ---- ----------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         2,101
-------- ------------------------------------------------------------------------------------------------------------

         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
10
         N/A
-------- ------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         0.02%
-------- ------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
-------- ------------------------------------------------------------------------------------------------------------


                               Page 5 of 11 pages


CUSIP NO.         M6706C103

---------------------------------------------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Apax Israel II Partners II, L.P.
-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------- ----- ----------------------------------------------------------------------------------------
      NUMBER OF
       SHARES          5     SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY               1,153,508
        EACH           ----- ----------------------------------------------------------------------------------------
      REPORTING
       PERSON          6     SHARED VOTING POWER
        WITH
                       ----- ----------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER
                       7
                             1,153,508
                       ----- ----------------------------------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

-------- ------------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         1,153,508
-------- ------------------------------------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
         N/A
-------- ------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         13.62%
-------- ------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         PN

-------- ------------------------------------------------------------------------------------------------------------


                               Page 6 of 11 pages

ITEM 1. (a)   Name of Issuer:

              LanOptics, Ltd. (the "Issuer")

        (b)   Address of Issuer's Principal Executive Offices:

              1 Hatamar Street
              P.O. Box 527
              Yokneam 20692 Israel

ITEM 2. (a)(b)(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP:

     This Schedule 13G is being filed jointly by (i) Apax Israel II L.P., (ii) Apax Israel II (Israel) L.P., (iii) Apax Israel II Entrepreneur's Club, L.P.,
(iv) Apax Israel II Entrepreneur's Club (Israel), L.P., and (v) Apax Israel Partners II, L.P., which is the general partner of the partnerships listed in subparagraphs (i) through (iv). Each of Apax Israel II L.P., Apax Israel II (Israel), L.P., Apax Israel Entrepreneur's Club, L.P. and Apax Israel II Entrepreneur's Club (Israel), L.P. are private equity funds (the "Funds"). As the general partner of the Funds, Apax Israel Partners II, L.P., has exclusive responsibility for the operation of the Funds and the management and control of its investments, with full power to make all investment decisions on behalf of the Funds. The foregoing entities are hereinafter sometimes referred to collectively as the "Reporting Persons."

     The address of the principal business office of each of the Reporting Persons is 15 Portland Place, London, England W1B 1PT.

     The place of organization of each of the Reporting Persons is as follows:

          Apax Israel II, L.P.                                    Delaware
          Apax Israel II (Israel), L.P.                           Israel
          Apax Israel II Entrepreneur's Club, L.P.                Delaware
          Apax Israel II Entrepreneur's Club (Israel), L.P.       Israel
          Apax Israel Partners II, L.P.                           Delaware


                               Page 7 of 11 pages

          (d)  TITLE OF CLASS OF SECURITIES:

               Ordinary Shares, nominal value, NIS 0.02 per share (the "Shares")


          (e)  CUSIP NUMBER:

               The Issuer's CUSIP Number is M6706C103.

ITEM 3. NOT APPLICABLE


ITEM 4. (a) AND (b) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

     Prior to August 19, 2002, none of the Reporting Persons beneficially owned any Shares. On August 19, 2002, the Funds purchased a total of 1,153,508 Shares of the Issuer pursuant to a share purchase agreement, dated July 15, 2002 (the "Purchase Agreement"). The Shares were purchased by the Funds severally. In accordance with the Purchase Agreement, in exchange for the purchase of the Shares, the Issuer received 2,777,778 Series A Preferred Shares and 737,462 Series B Preferred Shares of E.Z. Chip Technologies, a subsidiary of the Issuer.

     Pursuant to the Purchase Agreement, (i) Apax Israel II, L.P. acquired, and may be deemed to be the direct beneficial owner of, 1,010,564 Shares, representing approximately 11.94% of the issued and outstanding Shares of the Issuer (as of August 20, 2002, the number of outstanding Shares of the Issuer was 8,465,535, as reported by the Issuer in its Form F-3 Registration Statement filed with the Securities Exchange Commission on August 21, 2002 ("Registration Statement")); (ii) Apax Israel II (Israel) L.P. acquired, and may be deemed to be the direct beneficial owner of, 138,222 Shares, representing approximately 1.63% of the issued and outstanding Shares of the Issuer; (iii) Apax Israel II Entrepreneur's Club, L.P. acquired, and may be deemed to be the direct beneficial owner of, 2,621 Shares, representing approximately 0.03% of the issued and outstanding Shares of the Issuer; and (iv) Apax Israel II Entrepreneur's Club (Israel), L.P. acquired, and may be deemed to be the direct beneficial owner of, 2,101 Shares, representing approximately 0.02% of the issued and outstanding Shares of the Issuer. Apax Israel Partners II, L.P., as the general partner of the Funds, may be deemed to be the indirect beneficial owner of the Shares owned by the Funds, for an aggregate of 1,153,508 Shares, representing approximately 13.62% of the issued and outstanding Shares of the Issuer.


                               Page 8 of 11 pages

          (c) NUMBER OF SHARES TO WHICH SUCH PERSON HAS: (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, (III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF, AND
          (IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

     As the general partner of each of the Funds, Apax Israel Partners II, L.P. has the power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the Shares directly owned by the Funds. Apax Israel Partners II, L.P., therefore, may be deemed to be the indirect beneficial owner of the 1,010,564 Shares beneficially owned by Apax Israel II L.P., the 138,222 Shares beneficially owned by Apax Israel II (Israel) L.P., the 2,621 Shares beneficially owned by Apax Israel II Entrepreneur's Club, L.P. and the 2,101 Shares beneficially owned by Apax Israel II Entrepreneur's Club (Israel), L.P., for an aggregate of 1,153,508 Shares, representing approximately 13.62% of the issued and outstanding Shares of the Issuer.


ITEM 5.  NOT APPLICABLE

ITEM 6.  NOT APPLICABLE

ITEM 7.  NOT APPLICABLE

ITEM 8.  NOT APPLICABLE

ITEM 9.  NOT APPLICABLE

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 9 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2002


APAX ISRAEL II, L.P.                                          APAX ISRAEL II (ISRAEL), LP.

By: Apax Israel Partners II, L.P. its General Partner         By: Apax Israel Partners II, L.P. its General Partner
By: Apax Israel GP, Inc. its General Partner                  By: Apax Israel GP, Inc. its General Partner

By:  /s/  Allan Barkat                                        By:  /s/ Allan Barkat
     -----------------                                             -----------------
     Name: Allan Barkat                                            Name: Allan Barkat
     Title: President                                              Title: President


APAX ISRAEL II ENTREPRENEUR'S CLUB, L.P.                      APAX ISRAEL II ENTREPRENEUR'S CLUB (ISRAEL), L.P.

By: Apax Israel Partners II, L.P. its General Partner         By: Apax Israel Partners II, L.P. its General Partner
By: Apax Israel GP, Inc. its General Partner                  By: Apax Israel GP, Inc. its General Partner

By:  /s/ Allan Barkat                                         By:  /s/ Allan Barkat
     -----------------                                             -----------------
     Name: Allan Barkat                                            Name: Allan Barkat
     Title: President                                              Title: President


                                                              APAX ISRAEL PARTNERS II, L.P.

                                                              By: Apax Israel GP, Inc. its General Partner

                                                              By:  /s/ Allan Barkat
                                                                   -----------------
                                                                   Name: Allan Barkat
                                                                   Title: President


                              Page 10 of 11 pages

                            AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Ordinary Shares, nominal value, NIS 0.02 per share of LanOptics, Ltd., and that this Agreement be included as an attachment to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 7th day of October, 2002.

APAX ISRAEL II, L.P.                                          APAX ISRAEL II (ISRAEL), L.P.

By: Apax Israel Partners II, L.P. its General Partner         By: Apax Israel Partners II, L.P. its General Partner
By: Apax Israel GP, Inc. its General Partner                  By: Apax Israel GP, Inc. its General Partner

By:  /s/ Allan Barkat                                         By:  /s/ Allan Barkat
     -----------------                                             -----------------
     Name: Allan Barkat                                            Name: Allan Barkat
     Title: President                                              Title: President


APAX ISRAEL II ENTREPRENEUR'S CLUB, L.P.                      APAX ISRAEL II ENTREPRENEUR'S CLUB (ISRAEL), L.P.

By: Apax Israel Partners II, L.P. its General Partner         By: Apax Israel Partners II, L.P. its General Partner
By: Apax Israel GP, Inc. its General Partner                  By: Apax Israel GP, Inc. its General Partner

By:  /s/ Allan Barkat                                         By:  /s/ Allan Barkat
     -----------------                                             -----------------
     Name: Allan Barkat                                            Name: Allan Barkat
     Title: President                                              Title: President


                                                              APAX ISRAEL PARTNERS II, L.P.

                                                              By: Apax Israel GP, Inc. its General Partner

                                                              By:  /s/ Allan Barkat
                                                                   -----------------
                                                                   Name: Allan Barkat
                                                                   Title: President



                              Page 11 of 11 pages